SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939

                               ------------------

                               HOME HOLDINGS INC.
                               (Name of applicant)

                     c/o Risk Enterprise Management Limited
                                 59 Maiden Lane
                          New York, New York 10038-4548
                    (Address of principal executive offices)

                               ------------------

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

                  TITLES OF CLASSES                     AMOUNT

         [   ]% Senior Notes Due [June] __, 2006     $[    ]

         Earn Out Notes, Series I                    315,000 Units

         Approximate date of proposed public offering:

            On or as soon as practicable after the Effective Date (as defined in the Revised Third Amended and Restated Plan of Reorganization of Home Holdings Inc. (the "Company" or the "Applicant") under Chapter 11 of the Bankruptcy Code, dated June 3, 1998 (the "Plan")).

                                Arthur D. Wilson
                    c/o Risk Enterprise; Management Limited
                                 59 Maiden Lane
                            New York, New York 10038
                         Telephone No.: (212) 530-7000

                    (Name and address of agent for service)

                               ------------------

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "Act"), may determine upon the written request of the applicant.

                                     GENERAL

1. General Information. Furnish the following as to the applicant:

      (a) Form of organization:

            A corporation.

      (b) State or other sovereign power under the laws of which organized:

            Delaware.

2. Securities Act Exemption Applicable. State briefly the facts relied upon by the Applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

      The Applicant proposes to issue under the Plan, up to $___ million of its [ ]% Senior Notes due 2006 (the "Senior Notes") under an indenture (the "Senior Notes Indenture") and up to 315,000 Units of Earn Out Notes, Series I (the "EONs" and, together with the Senior Notes, the "Notes") under an indenture (the "EONs Indenture" and, together with the Senior Notes Indenture, the "Indentures"). The Notes will be issued to discharge in part claims of existing creditors in the Bankruptcy Case described below.

      As further described below, the Notes are proposed to be issued in reliance upon the exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"), set forth in Section 1145(a)(1) of Title 11 of the United States Code 11 U.S.C. '101 et seq. (the "Bankruptcy Code"), applicable to the offer or sale under a Chapter 11 reorganization plan by an entity that is not an underwriter of a security of a debtor in exchange for a claim against such debtor.

      On January 15, 1998, the Company filed a petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the "Court"). The Company continues to own and manage its properties and assets as debtor-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.

      On March 4, 1998, the Court, pursuant to section 1125 of the Bankruptcy Code, entered an order approving the Company's Disclosure Statement, originally dated January 15, 1998, and thereafter amended on February 26 and March 3, 1998 (the "Amended Disclosure Statement"), as containing adequate information and authorized the Company to solicit acceptances of its Amended Plan of Reorganization (the "Amended Plan"). The Amended Plan was further amended subsequent to the date of the Amended Disclosure Statement. The Revised Third Amended and Restated Plan was filed with the Court on June 3, 1998.

      The hearing to consider confirmation of the Plan was commenced on June 1, 1998, before the Court and on June 9, 1998, the Court entered an order confirming the Plan.

      A copy of the Amended Disclosure Statement is attached as Exhibit T3E5 to this Form T-3 and a copy of the Second Amended Plan is attached as Exhibit T3E22 to this Form T-3. Information in this Form T-3 relating to future actions or intentions of the Applicant or other parties pursuant to the Plan are the current intentions of such parties, pursuant to the Plan and as described in the Amended Disclosure Statement, which actions may be subject to modification, provided that all necessary approvals and/or consents have been obtained.

      Section 1145 of the Bankruptcy Code exempts the offer or sale of securities under a plan of reorganization from registration under the Securities Act and state law if three principal requirements are satisfied: (1) the securities are issued by a debtor, its successor, or an affiliate participating in a joint plan with the debtor (provided that such entity is not an underwriter as defined in section 1145(b) of the Bankruptcy Code) under a plan of reorganization; (2) the recipients of the securities hold a claim against the debtor or such affiliate, an interest in the debtor or such affiliate, or a claim for an administrative expense against the debtor or such affiliate; and
(3) the securities are issued entirely in exchange for the recipients' claim against or interest in the debtor or such affiliate, or "principally" in such exchange and "partly" for cash or property.

      The Applicant believes that the issuance of the Notes under the Indentures governing the Notes to certain creditors of the Applicant pursuant to the Plan will satisfy all three conditions of Section 1145 of the Bankruptcy Code because
(a) the issuances of the Notes are expressly contemplated under the Plan as part of the reorganization; (b) the recipients are holders of "claims" against the Company; and (c) the recipients will obtain such Notes in exchange for their prepetition claims.

                                  AFFILIATIONS

3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

      As of June 9, 1998:

                                                               Percentage
                                                                 Owned by
                                                                Immediate
Subsidiaries                                Jurisdiction           Parent
-------------------------------------------------------------------------
Home Group Funding Corporation                Delaware              100%
Home Group Financial Services, Inc.           New York               100
Maiden Lane Realty, Inc.                      New York               100
Sterling Forest Management, LLC               Delaware               100
       Sterling Forest, LLC (Series B
       Interest)                              Delaware               100
             South County Services, Inc.      New York               100
                   South County Water Corp.   New York               100
                   South County Sewer Corp.   New York               100
             Sterling Lake Associates General
             Partnership                      New York                50
             Sterling Pines, Inc.             New York               100
                   Sterling Lake Associates
                   General Partnership        New York                50
The Home Insurance Company                    New Hampshire          100
       Settlement Designs, Inc.               New Jersey             100
       Home International Services, Inc.      Delaware               100
       Glendale Speciality Risks Insurance
       Services, Inc.                         California             100
       Briarpark Specialty Risks, Inc.        Texas                  100
       Modern Fold Holdings, Inc.             Delaware               100
             Modernfold, Inc.                 Delaware               100
             EMCO Manufacturing
             Company, Inc.                    Delaware               100
             EMCO Industries, Inc.            Kansas                 100
       Cityvest International Limited         Bermuda                100
       Cityvest Reinsurance Limited           Bermuda                100
       US International Re, Inc.              Delaware               100
          US International Reinsurance CompanyNew Hampshire          100
                   Home International
                   Services (HK) Limited      Hong Kong              100
                   USI Re Management Limited  Hong Kong              100
                   USI Re Management Limited  Ontario,
                                              Canada                 100
                   City International
                   Insurance Company Limited  United Kingdom         100
       Gruntal Financial L.L.C.               Delaware             36(1)
             Gruntal Management L.L.C.        Delaware               100
             Gruntal & Co., L.L.C.            Delaware               100
               The GMS Group, L.L.C.          New York               100
               Gruntal Life Agency, Inc.      New York               100
               Gruntal Insurance Agency,
             L.L.C.                           New York               100

      On March 3, 1997, The Home Insurance Company ("Home Insurance") was placed under formal supervision pursuant to an Order of Supervision (the "Order of

------------------------
(1) The Home Insurance Company also owns 100% of two classes of Gruntal Financial L.L.C.'s preferred securities called the Preferred A Interest and the Preferred B Interest.

Supervision") issued by the New Hampshire Insurance Department (the "Department"). The Department states in the Order of Supervision that this action was taken in response to Home Insurances Risk-Based Capital report filed with the Department which indicated that a mandatory control level event had occurred within the meaning of New Hampshire Revised Statutes Annotated 404-F:6. Pursuant to the Order of Supervision, the Department oversees and supervises Home Insurance for the purpose of continuing and intensifying an economic, actuarial, and accounting review of the books, records and business affairs of Home Insurance so as to determine what future actions may be appropriate. The Order of Supervision also provides that Home Insurance may not take certain actions without the prior approval of the Department, including, among other things:

      (a) make any single claim payment in excess of $1 million except under conditions specified therein;

      (b) make any payment to creditors or other persons in excess of $500,000, except under certain conditions specified therein;

      (c) make any single payment to cedents or reinsurers (a) in excess of $250,000 or (b) out of the ordinary course of business, or any commutation of any amount with any cedents or reinsurers;

      (d)   release any obligation or collateral in excess of $500,000;

      (e) materially change the terms of any contracts or enter into any new contracts in excess of $500,000; and

      (f) engage in any transactions with the applicant, Risk Enterprise Management Limited ("REM"), the Applicant's majority stockholders, or any subsidiaries, other affiliates, or agents of such entities.

      In addition, without limiting the general authority of the Department as set forth above, the Department under the Order of Supervision has the final authority to approve, disapprove, or control (including the power to direct) the following:

      (i) the initiation, settlement, or withdrawal of any action, dispute, arbitration, litigation, or proceeding of any kind involving Home Insurance other than in the ordinary course of business; and

      (ii) the location and material terms of all banking, investment, trust, deposit, and custodial accounts for assets of Home Insurance, including but not limited to reserves.

      As of June 9, 1998, the Applicant's Series A Common Stock was owned approximately as follows:

      83.56% by Home Holdings Inc. Stock Trust (the "Trust"),(2) 9.85% by Zurich Home Investments Limited, a corporation organized under the laws of Bermuda ("ZHI")(3), 6.00% by Centre Reinsurance (Bermuda) Limited ("Centre Re (Bermuda)")(4) and 0.59% by public holders.

      Affiliates as of the Effective Date: Same as above except for the following changes:

      The Home Insurance Company and its direct and indirect subsidiaries will no longer be subsidiaries of the Applicant. Prior to the Effective Date all of the issued and outstanding shares of common stock of Home Insurance will be sold to Home Insurance Holdings, LLC, a New Hampshire limited liability company (the "LLC"),

------------------------
(2) On November 15, 1997, Trygg-Hansa Holding B.V., a corporation organized under the laws of The Netherlands ("Trygg-Hansa Holding") established the Trust and, on November 20, 1997, transferred to the Trust all of its equity interests in the Company for the benefit of the shareholders of Trygg-Hansa AB, a corporation organized under the laws of Sweden ("Trygg-Hansa"), as of such date. Trygg-Hansa Stiftelsen, a Swedish foundation, holds a 23.7% beneficial interest in the Trust, however, Trygg-Hansa Stiftelsen and the other beneficiaries of the Trust have no power to vote or direct the voting of shares held by the Trust.

(3) ZHI might be deemed to beneficially own approximately 94% of the outstanding shares of Series A Common Stock (including shares deemed outstanding pursuant to Rule 13d-3(d)(1) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act")) because of its ability, pursuant to a Securityholders' Agreement, dated as of June 12, 1995, as amended, among the Company, ZHI, Centre Re (Bermuda), Insurance Partners Advisors, L.P., a Delaware limited partnership, and the Trust, as assignee of Trygg-Hansa Holding, to restrict the transfer and voting of shares of Series A Common Stock held by the Trust, which shares were formerly held by Trygg-Hansa and Trygg-Hansa Holding. Zurich (as defined in the text of this application) might also be deemed to beneficially own the shares of Series A Common Stock beneficially owned by Centre Re (Bermuda), by virtue of Zurich's indirect ownership of all of the shares of voting stock of Centre Re (Bermuda). Zurich might be deemed to beneficially own approximately 95% of the outstanding shares (including shares deemed outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act). ZHI and Zurich have informed the Applicant that they disclaim beneficial ownership of such shares for which they are not the direct or indirect economic beneficiaries.

(4) The percentages include shares of Series A Common Stock (if any) which the foregoing persons have the right to acquire upon conversion of Series B Convertible Stock of the Company and which are deemed outstanding for purposes of Rule 13d-3(d)(1) under the Exchange Act.

whose members will consist of certain creditors of the Applicant who accept membership interests in the LLC pursuant to the Plan. The LLC will be managed by a non-member manager corporation (the "Manager Corporation"). The voting shares of the Manager Corporation will be owned as follows: 50% by ZHI or Zurich Centre Investments Limited, 45.05% by Wilmington Trust Company, a Delaware state chartered bank, and 4.95% by Trygg-Hansa Holding.

      As of the Effective Date all of the Applicant's current equity interests will be canceled. In addition, pursuant to the Plan, as of the Effective Date, the holders of the Company's 7% Series A Senior Working Capital Notes and the Company's 7% Series B Senior Working Capital Notes will receive a pro rata share of the new common stock of the reorganized Company. Accordingly, as of the Effective Date, the new common stock of the Company will be owned as follows:


Entity                              Address                 Percentage
------                              -------                 ----------
Zurich Capital Markets Company      IFSC House                 92.5%
                                    Dublin 1, Ireland

Centre Reinsurance                  Cumberland House            7.5%
Holdings Limited                    P.O. Box HM 1788
                                    Hamilton HM HX
                                    Bermuda

      The ultimate parent company of Zurich Capital Markets Company and Centre Reinsurance Holdings Limited is Zurich Insurance Company, a corporation organized under the laws of Switzerland ("Zurich"). The following is a list of Zurich's other principal affiliates, the country in which they are incorporated and Zurich's approximate percentage ownership in the equity of such affiliates:(5)


                                                  Percentage Beneficially
Affiliate                      Jurisdiction       Owned by Zurich
---------                      ------------       -----------------------

Zurich Australian Insurance    Australia                   100%

Zurich Australian Holding      Australia                   100%

Zurich Australian Life         Australia                   100%

Zurich Kosmos                  Austria                     100%

Zurich International
(Belgique)                     Belgium                     99.9%

------------------------
(5) Zurich has several hundred other affiliates, however, it would not be practicable for the Applicant to include such affiliates.

                                                  Percentage Beneficially
Affiliate                      Jurisdiction       Owned by Zurich
---------                      ------------       -----------------------

BG Investments Limited         Bermuda                     100%

Centre Reinsurance Holdings
Bermuda Limited                Bermuda                     100%

Centre Reinsurance
(Bermuda) Limited              Bermuda                     100%

Centre Reinsurance Limited     Bermuda                     100%

CentreLine Reinsurance
Limited                        Bermuda                     100%

Centre Reinsurance (US)
Limited                        Bermuda                     100%

Zurich Asia Holdings Limited   Bermuda                     67.5%

Zurich Centre Investments
Limited                        Bermuda                     100%

Zurich Home Investments
Limited Bermuda                Bermuda                     100%

Zurich International
(Bermuda) Limited              Bermuda                     100%

Zurich do Brasil               Brazil                      100%

Zurich Canada Holding          Canada                      100%

Zurich Indemnity of Canada     Canada                      100%

Zurich Life Insurance
Company of Canada              Canada                      100%

Zurich Life Insurance
Company of Canada Holdings     Canada                      100%

Inversiones Suizo-Chilena      Chile                       100%

Chilena Consolidada            Chile                       77.6%

Chilena Consolidada Vida       Chile                       99.1%

Zuritel                        France                      100%

Zuritel Epargne                France                      100%

Zurich International (France)  France                      100%

Agrippina Leben                Germany                     97.5%

Agrippina Rechtsschutz         Germany                     99.3%

                                                  Percentage Beneficially
Affiliate                      Jurisdiction       Owned by Zurich
---------                      ------------       -----------------------

Agrippina Ruck                 Germany                     93.7%

Agrippina Versicherung         Germany                     99.3%

Patria                         Germany                     98.9%

Deutsche Allgemeine            Germany                     100%

Deutsche Allgemeine Leben      Germany                     100%

Zurich-Agrippina
Beteiligungs-AG                Germany                     100%

Zurich International
(Deutschland)                  Germany                     100%

Zurich Kaution und Kredit      Germany                     100%

Zurich Rechtsschutz            Germany                     100%

Zurich Versicherungs AG        Germany                     100%

Zurich Insurance (Guam)        Guam                        67.5%

Zurich Insurance (Asia)        Hong Kong                    75%

Zurich Biztosito Rt            Hungary                     100%

PT Zurich Insurance
Indonesia                      Indonesia                   58.5%

PT Zurich PSP Life
Insurance Indonesia            Indonesia                    70%

Centre Holdings Limited        Ireland                     100%

Centre Reinsurance Dublin      Ireland                     100%

Centre Reinsurance
International Limited          Ireland                     100%

Centre Reinsurance Limited     Ireland                     100%

Danubio                        Italy                       100%

Minerva                        Italy                       99.9%

Minerva Vita                   Italy                        98%

SIAR                           Italy                       100%

Sicurta 1879                   Italy                       100%

Zurich International
(Italia)                       Italy                       100%

Zurich Eurolife SA             Luxembourg                  99.9%

                                                  Percentage Beneficially
Affiliate                      Jurisdiction       Owned by Zurich
---------                      ------------       -----------------------

Zurich Insurance (Malaysia)    Malaysia                    67.5%

Zurich Compania de Seguros     Mexico                      51.2%

Zurich Vida                    Mexico                      100%

La Garantie Generale
Marocaine                      Morocco                     98.5%

Zurich International
(Nederland)                    The Netherlands             100%

Zurich Leven NV                The Netherlands             99.9%

                               Netherlands
ZIC International              Antilles                    100%

Zurich Pacific Insurance       Papua New Guinea            100%

Metropole                      Portugal                    100%

Zurich Insurance
(Singapore)                    Singapore                   67.5%

Caudal                         Spain                       100%

Zurich International
(Espana)                       Spain                       98.9%

Alpina                         Switzerland                 99.9%

Alstadt                        Switzerland                 100%

Assuricum                      Switzerland                 100%

Genevoise Generale             Switzerland                 100%

Genevoise Vie                  Switzerland                 99.8%

Rud, Blass & Cie               Switzerland                 100%

Turegum                        Switzerland                 100%

'Zurich' Investment
Management                     Switzerland                 100%

Zurich Life                    Switzerland                 99.9%

Zurich Insurance (Taiwan)      Taiwan                      68.2%

General Surety &
Guarantee Ltd                  United Kingdom              100%

Zurich Holdings (UK)           United Kingdom              100%

Zurich International (UK)      United Kingdom              100%

Zurich Life                    United Kingdom              100%

Zurich Re (UK)                 United Kingdom              100%

                                                  Percentage Beneficially
Affiliate                      Jurisdiction       Owned by Zurich
---------                      ------------       -----------------------

Centre Reinsurance
of New York                    USA                         100%

Centre Reinsurance Holdings
(Delaware)                     USA                         100%

Colonial American Casualty     USA                         100%

Empire Fire and Marine         USA                         100%

Empire Indemnity               USA                         100%

Fidelity and Deposit           USA                         100%

Dreman Value Advisors          USA                          97%

Federal Kemper Life
Assurance                      USA                         87.8%

Federal Kemper Life
Insurance Company              USA                         100%

Kemper Corporation             USA                         87.8%

Kemper Investors Life
Insurance Company              USA                         87.8%

ZKI Holdings Corporation       USA                          97%

Zurich Investment
Management Inc                 USA                          97%

Zurich Kemper
Investments Inc                USA                          97%

Zurich Life Insurance
Company of America             USA                         87.8%

Assurance Co of America        USA                         100%

Maine Bonding & Casualty       USA                         100%

Maryland Casualty              USA                         100%

Maryland Insurance             USA                         100%

Marylands Lloyds               USA                         100%

National Standard              USA                         100%

Northern Insurance             USA                         100%

Risk Enterprise Management
Limited                        USA                          85%

                                                  Percentage Beneficially
Affiliate                      Jurisdiction       Owned by Zurich
---------                      ------------       -----------------------

Valiant Insurance              USA                         100%

Universal Underwriters
Insurance Company              USA                         100%

Universal Underwriters Life
Insurance Company              USA                         100%

Universal Underwriters of
Texas                          USA                         100%

Mountain Insurance Agency      USA                         100%

American Guarantee             USA                         100%

American Zurich                USA                         100%

Steadfast Insurance            USA                         100%

Zurich American of Illinois    USA                         100%

Zurich Holding of America      USA                         100%

Zurich Reinsurance Centre
Holdings                       USA                         65.7%

Zurich Reinsurance Centre      USA                         65.7%

Zurich Internacionale de
Venezuela                      Venezuela                   100%

Seguros Sud America SA         Venezuela                   68.1%

                             MANAGEMENT AND CONTROL

4. Directors and Executive Officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

As of June 9, 1998:

      NAME                     ADDRESS                     OFFICE

Steven D. Germain       59 Maiden Lane              Director and President
                        New York, NY 10038-4548     and Chief Executive
                                                    Officer


Michael D. Palm         59 Maiden Lane              Director
                        New York, NY 10038-4548

Arthur D. Wilson        59 Maiden Lane              Treasurer and principal
                        New York, NY 10038-4548     financial and accounting
                                                    officer

      Risk Enterprise Management Limited, a Delaware corporation, provides services, including management services, to the applicant.

As of the Effective Date:

      NAME                     ADDRESS                     OFFICE

Steven D. Germain       59 Maiden Lane              Director
                        New York, NY 10038-4548

Louis Feldman           59 Maiden Lane              Director
                        New York, NY 10038-4548

      It is anticipated that, following the Effective Date, as disclosed in the Amended Disclosure Statement, the reorganized Company will be merged (the "Merger") with and into Zurich Reinsurance North America, a Connecticut insurance company ("ZRNA"). It is Zurich's current intention, subject to certain conditions, including receipt of all necessary regulatory approvals, to consummate the Merger after the Effective Date; however, no assurances can be given that such Merger will occur or, if so, when. It is expected that the executive officers of the combined entity will consist of the current executive officers of ZRNA, as set forth in the following table:

NAME                     ADDRESS                       OFFICE

Steven M. Gluckstern     One Chase Manhattan Plaza     Chairman
                         New York, NY 10005

Richard E. Smith         One Chase Manhattan Plaza     President and CEO
                         New York, NY 10005

Brian E. Kensil          One Chase Manhattan Plaza     Senior Vice President
                         New York, NY 10005

Isaac Mashitz            One Chase Manhattan Plaza     Senior Vice President
                         New York, NY 10005

Gerald S. King           One Chase Manhattan Plaza     Senior Vice President
                         New York, NY 10005

Adrienne W. Reid         One Chase Manhattan Plaza     Senior Vice President
                         New York, NY 10005

Michael E. Maloney       One Chase Manhattan Plaza     Senior Vice President
                         New York, NY 10005

Corcoran Byrne           One Chase Manhattan Plaza     Vice President and
                         New York, NY 10005            Secretary

5. Principal Owners of Voting Securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant. As of June 9, 1998:

    NAME AND                                                      PERCENTAGE
    COMPLETE            TITLE OF                                  OF VOTING
     MAILING             CLASS                 AMOUNT              SECURITIES
     ADDRESS             OWNED                OWNED(6)              OWNED(6)
-----------------    -----------------    -----------------    -----------------

Home Holdings, Inc.
Stock Trust
c/o Trygg-Hansa AB
Fleminggaten 18      Series A
S-106 26             Common Stock,
Sweden               par value $.01         21,340,832            83.56%

Zurich(7)
Mythenquai 2         Series A
8002 Zurich          Common Stock,
Switzerland          par value $.01          4,045,882            15.85%

As of the Effective Date:


    NAME AND                                                      PERCENTAGE
    COMPLETE            TITLE OF                                  OF VOTING
     MAILING             CLASS                 AMOUNT              SECURITIES
     ADDRESS             OWNED                 OWNED                 OWNED
-----------------    -----------------    -----------------    -----------------
--------------------------------------------------------------------------------

------------------------

(6) Includes shares of the Company's Series A Common Stock, par value $.01 per share (the "Series A Common Stock"), which such persons have the right to acquire upon conversion of Series B Convertible Stock of the Company and which are deemed outstanding for purposes of Rule 13d-3(d)(1) under the Exchange Act.

(7) For the purposes of Rule 13d-3(d)(1) under the Exchange Act, ZHI owns 2,514,326 shares (9.85%) of Series A Common Stock and Centre Re (Bermuda) owns 1,531,556 shares (6.00%) of Series A Common Stock. Accordingly, for the purposes of such Rule, Zurich as the parent company of ZHI and Centre Re (Bermuda) beneficially owns such shares of Series A Common Stock.

Zurich(8)
Mythenquai 2
8002 Zurich       Common Stock,
Switzerland       par value $.01     100 shares             100

                                  UNDERWRITERS

6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

      The Notes proposed to be offered will be exchanged with certain holders of claims against the Applicant, as set forth in the Plan, without the assistance of any underwriter.

                               CAPITAL SECURITIES

7. Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant.

As of June 9, 1998:

                                     AMOUNT                 AMOUNT
   TITLE OF CLASS                  AUTHORIZED             OUTSTANDING
 ------------------------   ------------------------   ------------------------

Series A Common Stock,
$.01 par value                 40,000,000 shares       14,114,500 shares

Series B Convertible Stock,
$.01 par value                 15,000,000 shares       11,425,177 shares

Preferred Stock, $.01 par
value                                 300 shares              170 shares

------------------------
(8) Zurich Capital Markets Company ("ZCMC") will own 92.5 shares (92.5%) of the reorganized Company's Common Stock, par value $.01 per share (the "Common Stock") and Centre Reinsurance Holdings Limited ("CRHL") will own
      7.5 shares (7.5%) of the Common Stock. Accordingly, for the purposes of Rule 13d-3(1) under the Exchange Act, Zurich as the parent company of ZCMC and CRHL will beneficially own such shares of Common Stock.

7% Senior Notes due 1998            $100,000,000            $100,000,000

7-f% Senior Notes due 2003          $180,000,000                $517,000

7-f% Senior Sinking Fund
Notes due 2003                      $180,000,000            $179,483,000

12% Senior Subordinated
Notes                                        N/A            $133,147,141(9)

8% Junior Subordinated Notes                 N/A             $98,546,454(9)

12% Senior Subordinated
Working Capital Notes                        N/A             $20,379,663(9)

7% Series A Working Capital
Notes                                        N/A         $15,758,0839(9)

7% Series B Working Capital
Notes                                        N/A          $46,550,000(9)

As of the Effective Date:

                                     AMOUNT                 AMOUNT
   TITLE OF CLASS                  AUTHORIZED             OUTSTANDING
 ------------------------   ------------------------   ------------------------

Common Stock, $.01 par
value                                 100 shares              100 shares

[        ]% Senior
Notes due 2006                       $[        ]             $[        ]

Earn Out Notes, Series I           315,000 Units           315,000 Units

Earn Out Note, Series II                     N/A                  1 Note

Earn Out Note, Series III                    N/A                  1 Note

      (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

------------------------
(9)   Does not include accrued interest, if applicable.

As of June 9, 1998:

      Each holder of shares of Series A Common Stock is entitled to one vote on all matters on which such shareholders are entitled to vote. The other securities are not voting securities.

As of the Effective Date:

      Each holder of shares of Common Stock shall be entitled to one vote for each share of Common Stock on all matters on which such shareholders are entitled to vote. The other securities are not voting securities.

                          INDENTURE SECURITIES

8. Analysis of Indenture Provisions. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.

      (i) The following applies to the Senior Notes Indenture:

            (A) EVENTS OF DEFAULT.

            The following are "Events of Default" under the Senior Notes
Indenture:

                  (1) default by the Company in the payment of interest (including default in the payment of interest in Additional Notes (as defined in the Senior Notes Indenture) in lieu of a cash payment) on any Senior Note when the same becomes due and payable, and the continuance of such default for a period of 30 days;

                  (2) default by the Company in the payment of the principal of any Senior Note (including failure to make a payment pursuant to a change of control offer or other offer to purchase the Senior Notes which is required to be made pursuant to the Senior Notes Indenture) when the same becomes due and payable at maturity;

                  (3) the failure by the Company to comply with any of its other covenants or agreements in the Senior Notes or the Senior Notes Indenture, and the continuance of such failure for a period of 60 days after notice to the Company by the Trustee under the Senior Notes Indenture (the "Senior Notes Trustee") or to the Company and the Senior Notes Trustee by the holders of at least 25% in principal amount of the Senior Notes then outstanding as specified below;

                  (4) a default under any evidence of Indebtedness of the Company or any of its material insurance subsidiaries, whether any such Indebtedness

19


exists on the date of the Senior Notes Indenture or shall thereafter be created, in the amount, individually or in the aggregate, of $10 million, if the maturity of such Indebtedness has been accelerated prior to its expressed maturity;

                  (5) the entering by a court of competent jurisdiction of a final and non-appealable judgment against the Company or any of its material insurance subsidiaries in which the Company or any such subsidiary is required to pay an amount (calculated after the application of any proceeds of insurance policies applicable to such loss), individually or in the aggregate, in excess of $10 million, where such final and non-appealable judgment remains unsatisfied for a period of 60 days;

                  (6) if the Company or any of its material insurance subsidiaries, pursuant to or within the meaning of any Bankruptcy Law (as defined in the Senior Notes Indenture) (i) becomes insolvent, (ii) fails generally to pay its debts as they become due, (iii) admits in writing its inability to pay its debts generally as they become due, (iv) commences a voluntary case or proceeding, (v) consents to, or acquiesces in, the institution of a bankruptcy or an insolvency proceeding against it or the entry of a judgment, decree or order for relief against it in an involuntary case or proceeding, (vi) applies for, consents to or acquiesces in the appointment of or taking possession by a custodian of the Company or any of its material insurance subsidiaries or of all or substantially all of its property or (vii) makes a general assignment for the benefit of its creditors; and

                  (7) the entering of a judgment, decree or order by a court of competent jurisdiction under any Bankruptcy Law which (i) is for relief against the Company or any of its material insurance subsidiaries in an involuntary case, (ii) appoints a custodian of the Company or any of its material insurance subsidiaries or a custodian for all or substantially all of its property or
(iii) orders the winding-up or liquidation of the Company or any of its material insurance subsidiaries; and such judgment, decree or order shall remain unstayed and in effect for a period of 60 consecutive days.

      A Default under clause (3) above is not an Event of Default until the Senior Notes Trustee or the holders of at least 25% in principal amount of the Senior Notes then outstanding notify the Company of the Default and the Company does not cure the Default within the period specified in such subsection after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default". Such notice shall be given by the Senior Notes Trustee if requested by the holders of at least 25% in principal amount of the Senior Notes then outstanding.

      If an Event of Default (other than an Event of Default specified in clauses (6) or (7) above) occurs and is continuing, the Senior Notes Trustee by notice to the Company, or the holders of at least 25% in principal amount of the Senior Notes then outstanding by notice to the Company and the Senior Notes Trustee, may declare the unpaid principal of and accrued interest on all the Senior Notes to be due and payable. Upon such declaration, the principal of and accrued interest on such Senior Notes shall be due and payable immediately. If an Event of Default specified in subsection clause (6) or (7) above of the Senior Notes Indenture occurs, all unpaid principal of and accrued interest on the Senior Notes then outstanding shall automatically become due and payable without any declaration or other act on the part of the Senior Notes Trustee or any Senior Note holder. Upon payment of such principal amount and interest, all of the Company's obligations under the Senior Notes and the Senior Notes Indenture shall terminate. The holders of a majority in principal amount of the Senior Notes by notice to the Senior Notes Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration.

      If an Event of Default occurs and is continuing, the Senior Notes Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of or interest on the Senior Notes or to enforce the performance of any provision of the Senior Notes or the Senior Notes Indenture. The Senior Notes Trustee may maintain a proceeding even if it does not possess any of the Senior Notes or does not produce any of them in the proceeding. A delay or omission by the Senior Notes Trustee or any Senior Note holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

            (B) EXECUTION AND AUTHENTICATION; APPLICATION OF PROCEEDS.

      The Senior Notes shall be authenticated and delivered from time to time pursuant to the terms of the Indenture. Two officers shall sign the Senior Notes for the Company by manual or facsimile signature. The Company's seal shall be reproduced on the Senior Notes. If an officer whose signature is on a Senior Note no longer holds that office at the time the Senior Note is authenticated, the Senior Note shall be valid nevertheless. A Senior Note shall not be valid until authenticated by the manual signature of the Senior Notes Trustee. The signature shall be conclusive evidence that the Senior Note has been authenticated under the Senior Notes Indenture. The Senior Notes will be issued in exchange for claims against the Company, and accordingly, the issuance of the Senior Notes will not result in proceeds to the Company.

            (C) RELEASE OR RELEASE AND SUBSTITUTION OF ANY PROPERTY SUBJECT TO
                THE LIEN OF THE DEBENTURE.

      Not applicable.

            (D) SATISFACTION AND DISCHARGE.

      The obligations of the Company under the Senior Notes and the Senior Notes Indenture will terminate (except for certain obligations of the Company to indemnify the Trustee and the Paying Agent under certain circumstances, and certain obligations with respect to unclaimed funds) when (i) all outstanding Senior Notes theretofore authenticated and delivered (other than Senior Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.7 of the Senior Notes Indenture) have been delivered to the Senior Notes Trustee for cancellation, (ii) the Company has paid or caused to be paid all other sums payable by it, and (ii) the Company has delivered to the Senior Notes Trustee an Officers' Certificate and an opinion of Counsel, each stating that all conditions precedent specified by the Senior Notes Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

      In addition, the Company may, at its option and at any time (subject to the survival of certain obligations explained above) elect to have its obligations discharged with respect to the outstanding Senior Notes and the Senior Notes Indenture (a "Legal Defeasance"), or may terminate its obligations under the covenants contained in Sections 3.7, 3.8, 3.10, 3.11, 4.1 and 4.2 of the Senior Notes Indenture with respect to the outstanding Senior Notes (a "Covenant Defeasance"), if at any time:

                  (1) The Company irrevocably deposits in trust with the Senior Notes Trustee, pursuant to an irrevocable trust and security agreement in form and substance reasonably satisfactory to the Senior Notes Trustee, U.S. Legal Tender or direct non-callable obligations of, or non-callable obligations guaranteed by, the United States of America for the payment of which obligation or guarantee the full faith and credit of the United States of America is pledged maturing as to principal and interest in such amounts and at such times as are, without consideration of the reinvestment of such interest and after payment of all federal, state and local taxes or other charges or assessments in respect thereof payable by the Senior Notes Trustee, sufficient (in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Senior Notes Trustee) to pay the principal of and interest on the outstanding Senior Notes on the dates on which any such payments are due and payable in accordance with the terms of the Senior Notes Indenture and of the Senior Notes;

                  (2) Such deposits shall not cause the Senior Notes Trustee to have a conflicting interest as defined in and for purposes of the Trust Indenture Act;

                  (3) No Default or Event of Default shall have occurred or be continuing on the date of such deposit or shall occur on or before the ninety-first day after the date of such deposit;

                  (4) Such deposit will not result in a breach or violation of, or constitute a default under, the Senior Notes Indenture or any other instrument to which the Company is a party or by which it or its property is bound;

                  (5) The Company shall deliver to the Senior Notes Trustee an Opinion of Counsel, (A) in the case of a Legal Defeasance, to the effect that
(i) the Internal Revenue Service has published a ruling, (ii) the Company has received a ruling from the Internal Revenue Service or (iii) since the date hereof, there has been a change in applicable United States federal income tax law, in any such case to the effect that, and based upon such opinion shall confirm that, holders of the Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and the Legal Defeasance contemplated hereby, and will be subject to federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred or, (B) in the case of a Covenant Defeasance, to the effect that the holders of Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and the Covenant Defeasance contemplated hereby, and will be subject to federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

                  (6) The deposit shall not result in the Company, the Senior Notes Trustee or the trust becoming or being deemed to be an "investment company" under the Investment Company Act of 1940, as amended;

                  (7) The holders, or the Senior Notes Trustee on behalf of such holders, shall have a perfected security interest under applicable law in the monies or U.S. Government Obligations deposited pursuant to clause (1) above; and

                  (8) The Company has delivered to the Senior Notes Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent specified herein relating to the Legal Defeasance or the Covenant Defeasance, as applicable, contemplated by Section 8.1 of the Senior Notes Indenture have been complied with.

      If the Company exercises its option to make a Legal Defeasance or a Covenant Defeasance, payment of the Senior Notes may not be accelerated because of an Event of Default.

            (E) EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

      The Company is required to furnish the Senior Notes Trustee, within 120 days after the end of each fiscal year of the Company, an Officers' Certificate complying with Section 314(a)(4) of the Trust Indenture Act and stating whether or not the signers know of any Default that occurred during such fiscal year. If they do, the Officers' Certificate shall describe the Default and its status. Such compliance shall be determined without regard to periods of grace or notice requirements.

      The Company is also required to deliver to the Senior Notes Trustee an Officers' Certificate promptly upon becoming aware of any Event of Default or a

Default which could result in an Event of Default described in clause (4) of Section (A) above and which Officers' Certificate will specify such Default or Event of Default.

(ii) The following applies to the EONs Indenture:

            (A) EVENTS OF DEFAULT

      The following are "Events of Default" under the EONs, Indenture:

            (1) the Company defaults in the payment of any amount due on any EON when the same becomes due and payable and the default continues for a period of 30 days;

            (2) the Company fails to comply with any of its other covenants or agreements in the EONs or the EONs Indenture and the default continues for 60 days after notice to the Company by the Trustee under the EONs Indenture (the "EONs Trustee") or to the Company and the EONs Trustee by the holders of EONs representing at least 25% of the EONs then outstanding;

            (3) the Company, pursuant to or within the meaning of any Bankruptcy Law (as defined in the EONs Indenture) (i) becomes insolvent, (ii) fails generally to pay its debts as they become due, (iii) admits in writing its inability to pay its debts generally as they become due, (iv) commences a voluntary case or proceeding, (v) consents to, or acquiesces in, the institution of a bankruptcy or an insolvency proceeding against it or the entry of a judgment, decree or order for relief against it in an involuntary case or proceeding, (vi) applies for, consents to or acquiesces in the appointment of or taking possession by a custodian of the Company or of all or substantially all of its property or (vii) makes a general assignment for the benefit of its creditors; and

            (4) the entering by a court of competent jurisdiction of a judgment, decree or order under any Bankruptcy Law which (i) is for relief against the Company in an involuntary case, (ii) appoints a custodian of the Company or a custodian for all or substantially all of its property or (iii) orders the winding-up or liquidation of the Company; and such judgment, decree or order shall remain unstayed and in effect for a period of 90 consecutive days.

      A Default under clause (2) above is not an Event of Default until the EONs Trustee or the holders of EONs representing at least 25% of the EONs then outstanding notify the Company of the Default and the Company does not cure the Default within the period specified in such subsection after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default". Such notice shall be given by the EONs Trustee if requested by the holders of EONs representing at least 25% of the EONs then outstanding.

      If an Event of Default occurs and is continuing, the EONs Trustee may pursue any available remedy by proceeding at law or in equity to collect the payments payable on the EONs or to enforce the performance of any provision of the EONs or the EONs Indenture. The EONs Trustee may maintain a proceeding even if it does not possess any of the EONs or does not produce any of them in the proceeding. A delay or omission by the EONs Trustee or any holder of EONs in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

            (B) EXECUTION AND AUTHENTICATION; APPLICATION OF PROCEEDS.

      The EONs shall be authenticated and delivered from time to time pursuant to the terms of the EONs Indenture. Two officers shall sign the EONs for the Company by manual or facsimile signature. The Company's seal shall be reproduced on the EONs. If an officer whose signature is on an EON no longer holds that office at the time the EON is authenticated, the EON shall be valid nevertheless. An EON shall not be valid until authenticated by the manual signature of the EONs Trustee. The signature shall be conclusive evidence that the EON has been authenticated under the EONs Indenture. The EONs will be issued in exchange for claims against the Company, and accordingly, the issuance of the EONs will not result in proceeds to the Company.

            (C) RELEASE OR RELEASE AND SUBSTITUTION OF ANY PROPERTY SUBJECT TO
                THE LIEN OF THE DEBENTURE.

      Not Applicable.

            (D) SATISFACTION OR DISCHARGE.

      The EONs shall expire upon the final payment made by the Company to the holders of EONs with respect to the last taxable year of the Home Group (as defined below) that ends after the Effective Date (a "Taxable Year") of the net operating loss carryforward period of the Specified NOL Carryovers if, but only if, all payments required under the EONs with respect to prior Taxable Years, together with interest accrued thereon, have been paid in full. For the purposes hereof, "Home Group" means the Company, and with respect to any period for which it joins in filing consolidated returns for Federal income tax purposes, the consolidated group (as defined in Treas. Reg. Section 1.1502-1(h)) of which the Company is a member. For the purposes hereof, "Specified NOL Carryover" means the aggregate net operating loss carryovers, as described in Section 172 of the Internal Revenue Code of 1986, as amended (the "Code"), and any corresponding state and local income tax provisions, as the case may be, available to the Company immediately after the Effective Date as set forth in the Plan adjusted to take into account further reductions required as a result of consummation of the Plan, including those reductions required pursuant to Sections 108(b) and 382(l)(5) of the Code.

            (E) EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

      The Company is required to furnish the EONs Trustee, within 120 days after the end of each fiscal year of the Company, an Officers' Certificate complying with Section 314(a)(4) of the Trust Indenture Act and stating whether or not the signers know of any Default that occurred during such fiscal year. If they do, the Officers' Certificate shall describe the Default and its status. Such compliance shall be determined without regard to periods of grace or notice requirements

9. Other Obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

      There are no other obligors with respect to the Notes.

      CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises --

            (a) Pages numbered 1 to __, consecutively.(10)

            (b)(i) The statement of eligibility and qualification of the Senior Notes Trustee under the Senior Notes Indenture.

            (b)(ii) The statement of eligibility and qualification of the EONs Trustee under the EONs Indenture.

            (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee.

      Exhibit T3A.      Restated Certificate of Incorporation of the
                        Company filed with the Secretary of State of the State of Delaware on May 28, 1997 under the name Home Holdings
                        Inc.

      Exhibit T3B.      Amended By-Laws of the Company.

      Exhibit T3C1.     Form of Senior Notes Indenture including
                        exhibits thereto.

      Exhibit T3C2.     Form of EONs Indenture including exhibits
                        thereto.

      Exhibit T3D.      Not Applicable.

------------------------
(10) Pursuant to Rule 309(a) of Regulation S-T, requirements as to sequential numbering shall not apply to this electronic format document.

      Exhibit T3E1.     Notice of Chapter 11 Bankruptcy Case, Meeting
                        of Creditors & Deadlines.

      Exhibit T3E2.     Notice of Last Date for Filing of Proofs of
                        Claim Against Home Holdings Inc. and Procedure
                        Therefor.

      Exhibit T3E3.     Proof of Claim Form.

      Exhibit T3E4.     Notice of (a) Hearing on Approval of Disclosure
                        Statement and (b) Deadlines and Procedures for
                        Filing Objections to Disclosure Statement.

      Exhibit T3E5.     Amended Disclosure Statement with respect to the
                        Amended Plan of Reorganization, dated as of March 3,
                        1998.

      Exhibit T3E6.     Amended Plan, dated as of March 3, 1998.

      Exhibit T3E7.     Home Holdings Inc. Projected Financial
                        Information.

      Exhibit T3E8.     Home Holdings Inc. Liquidation Analysis.

      Exhibit T3E9.     Company's Annual Report on Form 10-K for the
                        year ended December 31, 1996, incorporated herein by reference (SEC File No. 0-19349).

      Exhibit T3E10.    Company's Quarterly Report on Form 10-Q for the
                        quarter ended September 30, 1997, incorporated herein by reference (SEC File No. 0-19349).

      Exhibit T3E11.    Order (A) pursuant to 11 U.S.C. ss.1125 and
                        Bankruptcy Rule 3017(b), dated March 4, 1998, approving
                        Debtors' Disclosure Statement respecting the Amended
                        Plan and (B) approving Solicitation Letter of Official
                        Committee of Unsecured Creditors.

      Exhibit T3E12.    Notice of (a) Hearing on Confirmation of
                        Amended Plan and (b) Deadlines and Procedures for Filing Objections to Confirmation of Amended Plan.

      Exhibit T3E13.    Recommendation Letter from the Official
                        Committee of Unsecured Creditors.

      Exhibit T3E14.    Recommendation Letter from the Unofficial
                        Committee of Holders of Home Holdings Inc. 7% Senior
                        Notes due in 1998, 7 7/8% Senior Sinking Fund Notes due in 2003 and 7 7/8% Senior Notes due in 2003.

      Exhibit T3E15.    Individual Ballot for Class 4-A (for accepting or
                        rejecting the Amended Plan).

      Exhibit T3E16.    Individual Ballot for Class 4-B (for accepting or
                        rejecting the Amended Plan).

      Exhibit T3E17.    Individual Ballot for Class 4-C (for accepting
                        or rejecting the Amended Plan)

      Exhibit T3E18.    Individual Ballot for Class 4-D (for accepting
                        or rejecting the Amended Plan)

      Exhibit T3E19.    Individual Ballot for Class 4-E (for accepting
                        or rejecting the Amended Plan)

      Exhibit T3E20.    Individual Ballot for Class 5 (for accepting or
                        rejecting the Amended Plan)

      Exhibit T3E21.    Individual Ballot for Class 6 (for accepting or
                        rejecting the Amended Plan)

      Exhibit T3E22.    Second Amended Plan dated as of April 29, 1998

      Exhibit T3E23.    Notice of Motion Regarding Modification of Plan
                        of Reorganization under 11 U.S.C. ss.1127 and Fed. R. Bankr. P. 3019, dated April 29, 1998.

      Exhibit T3E24.    Motion under 11 U.S.C. ss.1127 and Fed. R.
                        Bankr. P. 3019 for Determination that
                        Modifications of Plan Shall Be Deemed Accepted and that Disclosure Statement Contains Adequate
                        Information.

      Exhibit T3F1.     See Cross Reference Sheet showing the location in
                        the Senior Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C1 hereof).

      Exhibit T3F2.     See Cross Reference Sheet showing the location in
                        the EONs Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit
                        T3C2 hereof).

                                    SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Home Holdings Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York, and State of New York, on the 12th day of June, 1998.

(SEAL)                              HOME HOLDINGS INC.


                                    By /s/ Arthur D. Wilson
                                       -------------------------------------
                                       Name:  Arthur D. Wilson
                                       Title: Treasurer (Principal Financial
                                              and Accounting Officer
                                              through the Services Agreement
                                              with Risk Enterprise
                                              Management Limited)


Attest /s/ Roger M. Moak
       -----------------------------------
       Name:  Roger M. Moak
       Title: Executive Vice President,
              General Counsel & Corporate
              Secretary of Risk
              Enterprise Management
              Limited